Satsuma Pharmaceuticals, Inc.

400 Oyster Point Boulevard, Suite 221

South San Francisco, CA 94080

November 3, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Alan Campbell

Re:	Satsuma Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed October 28, 2022

File No. 333-268035

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-268035) (the “Registration Statement”) of Satsuma Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on November 7, 2022, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014 or Phillip Stoup at (415) 395-8216.

Thank you for your assistance in this matter.

Very truly yours,

Satsuma Pharmaceuticals, Inc.

By:	/s/ Tom O’Neil
Tom O’Neil
Chief Financial Officer

CC:	John Kollins Satsuma Pharmaceuticals, Inc.

Brian J. Cuneo, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP